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                                                                    Exhibit 99.2





                          BAXTER FENTRISS AND COMPANY


MAIN OFFICE:                                                REGIONAL OFFICE:
-----------                                                 ---------------
9100 Arboretum Parkway                                      4117 N. Roxboro Rd.
Suite 280                                                   Suite 130
Richmond, VA  23236                                         Durham, NC  27704
(804) 323-7540                                              (919) 471-0340
Fax (804) 323-7457                                          Fax (919) 471-0534



                                 July 21, 1995



The Board of Directors
Abigail Adams National Bancorp, Inc.
1627 K St NW
Washington, DC 20006-1704

Dear Members of the Board:

Abigail Adams National Bancorp, Inc., Washington, DC ("Bancorp") and Marshal T. Reynolds ("Purchaser") have entered into an Agreement providing for the acquisition of Bancorp shares by Purchaser ("Acquisition"). The terms of the Acquisition are set forth in the Agreement dated April 20, 1995.

The terms of the Acquisition provide that each minority common share of Bancorp will be converted into $21 cash.

You have asked our opinion as to whether the proposed transaction pursuant to the terms of the Acquisition are fair to the respective minority shareholders of Bancorp from a financial point of view.

In rendering our opinion, we have evaluated the consolidated financial statements of Bancorp available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Bancorp from a financial point of view to the other financial institutions; (b) considered the historical market price of the common stock of Bancorp; (c) compared the terms of the Acquisition with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (d) reviewed the Agreement and Plan of Reorganization and related documents; and (e) made such other analyses and examinations as we deemed necessary. We also met with Purchaser and various senior officers of Bancorp to discuss the foregoing as well as other matters that may be relevant.

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We have not independently verified the financial and other information concerning Bancorp, Purchaser, or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Bancorp and Purchaser as they exist and are known to us as of December 31, 1994.

We have acted as financial advisor to Bancorp in connection with the Acquisition and will receive from Bancorp a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition.

It is understood that this opinion may be included in its entirety in any communication by Bancorp or the Board of Directors to the stockholders of Bancorp. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the terms of the Acquisition are fair to the minority shareholders of Bancorp from a financial point of view.

Very truly yours,


/s/ Baxter Fentriss and Company
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Baxter Fentriss and Company